
02029329


RECEIVED
APR - 2 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
OF WELDWOOD OF CANADA LIMITED

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 358-7000
(Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

International Paper Company
Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Financial Statements
As of December 31, 2001 and 2000
Together With Auditors' Report

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

Table of Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Executive Retirement Plan
for Employees of Weldwood of Canada Limited:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the **EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED** (a Canadian corporation and wholly owned subsidiary of International Paper Company) (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits for the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
March 18, 2002.

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001		2000	
	Cdn. $	US $	Cdn. $	US $
ASSETS				
Receivable from Weldwood of Canada Limited (Note 1)	**$1,088,416**	**$683,416**	$978,566	$652,312
Net assets available for benefits	**$1,088,416**	**$683,416**	$978,566	$652,312

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001		2000		1999	
	Cdn. $	US $	Cdn. $	US $	Cdn. $	US $
Amounts credited to notional retirement accounts (Note 1):						
Amount I	**$ 89,177**	**$ 57,592**	$ 124,215	$ 83,640	$105,025	$ 70,871
Amount II	**132,556**	**85,607**	195,228	131,457	165,051	111,376
Phantom investment earnings (loss) deferral	**(10,323)**	**(6,667)**	194,517	130,978	184,943	124,800
Total	**211,410**	**136,532**	513,960	346,075	455,019	307,047
Benefits paid (Note 1):						
Amount I and related earnings	**(21,625)**	**(13,966)**	(74,756)	(50,337)	-	-
Amount II and related earnings	**(58,110)**	**(37,529)**	(128,234)	(86,346)	-	-
Total	**(79,735)**	**(51,495)**	(202,990)	(136,683)	-	-
Forfeitures and related earnings	**(21,825)**	**(14,095)**	-	-	-	-
Net increase in net assets available for benefits	**109,850**	**70,942**	310,970	209,392	455,019	307,047
Translation adjustment (Note 2)	-	**(39,838)**	-	(19,323)	-	16,277
Net assets available for benefits, beginning of year	**978,566**	**652,312**	667,596	462,243	212,577	138,919
Net assets available for benefits, end of year	**$1,088,416**	**$683,416**	$ 978,566	$ 652,312	$667,596	$462,243

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF ACCUMULATED PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001		2000	
	Cdn. $	US $	Cdn. $	US $
Present value of accumulated plan benefits:				
Vested benefits-				
Vested benefits of participants currently receiving payments	**$ 173,564**	**$108,981**	$234,039	$156,010
Other vested benefits	**880,290**	**552,734**	705,802	470,488
Total vested benefits	**1,053,854**	**661,715**	939,841	626,498
Nonvested benefits	**34,562**	**21,701**	38,725	25,814
Total present value of accumulated plan benefits	**$1,088,416**	**$683,416**	$978,566	$652,312

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001		2000		1999	
	Cdn. $	**US $**	**Cdn. $**	**US $**	**Cdn. $**	**US $**
Present value of accumulated plan benefits, beginning of year	**$ 978,566**	**$652,312**	$ 667,596	$ 462,243	$212,577	$138,919
Increase (decrease) during the year attributable to:						
Amounts credited to notional accounts (Note 1)-						
Amount I	**89,177**	**57,592**	124,215	83,640	105,025	70,871
Amount II	**132,556**	**85,607**	195,228	131,457	165,051	111,376
Phantom investment earnings (loss) deferral	**(10,323)**	**(6,667)**	194,517	130,978	184,943	124,800
Total	**211,410**	**136,532**	513,960	346,075	455,019	307,047
Benefits paid	**(79,735)**	**(51,495)**	(202,990)	(136,683)	-	-
Forfeitures and related earnings	**(21,825)**	**(14,095)**	-	-	-	-
Net increase in accumulated plan benefits	**109,850**	**70,942**	310,970	209,392	455,019	307,047
Translation adjustment (Note 2)	-	**(39,838)**	-	(19,323)	-	16,277
Present value of accumulated plan benefits, end of year	**$1,088,416**	**$683,416**	$ 978,566	$ 652,312	$667,596	$462,243

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
EXECUTIVE RETIREMENT PLAN
FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following description of the Executive Retirement Plan for Employees of Weldwood of Canada Limited (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions. Weldwood of Canada Limited (Weldwood) is a Canadian Corporation and was a wholly-owned subsidiary of Champion International Corporation (Champion). On June 20, 2000, International Paper Company acquired Champion. Under the terms of the agreement, Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. For the purposes of these financial statements, references to "the Company" relate to Weldwood and Champion prior to the purchase agreement and Weldwood and International Paper thereafter.

The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of providing supplemental retirement income for certain designated employees of Weldwood. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company. Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. JP Morgan/American Century Retirement Plan Services performs certain administrative and record-keeping functions of the Plan.

Among other things, the Plan, as amended on February 11, 2000, provides that the Company will credit each participant's notional retirement account in an amount equal to 3.1915% of the participant's compensation, as defined (Amount I), plus 6.3830% of the participant's compensation, as defined, less the amount contributed to the Group Registered Retirement Savings Plan (RRSP) pursuant to the provisions of the Plan (Amount II) in each calendar year. As a condition of the Plan, each participant must have contributed to an RRSP an amount equal to the lesser of: a) 6% of the participant's compensation for such calendar year, not in excess of $75,000, or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada). The portion of the participant's notional retirement account credited with Amount II, and any earnings thereon, will be treated as if it was invested in one or more of the investment options offered by the Champion International Corporation Savings Plan #077 (Plan #077) as directed by the participant. The portion of the participant's notional retirement account credited with Amount I, and any earnings thereon, will be treated as if it had been invested in the Company Stock Fund of Plan #077. The Company Stock Fund is generally fully invested in the common stock of Champion or, subsequent to the acquisition, International Paper. Although the Plan itself has no investment assets, participant notional retirement accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

Effective June 20, 2000, in connection with the acquisition of Champion by International Paper, all participant balances invested in the phantom Company Stock Fund, including the matching deferral, were treated as follows:

(1) one-third of each Champion phantom share was converted into the number of International Paper phantom shares in an amount equivalent to the Champion purchase consideration on a per-share basis; and

(2) two-thirds of each Champion phantom share was converted into $50 phantom cash available to be transferred into other phantom investments at the election of the participant.

1. PLAN DESCRIPTION (Continued)

Participants are immediately vested in Amount II, as adjusted for the earnings and losses previously discussed. Participants vest in Amount I, as adjusted for any earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or five or ten annual cash installments. All benefits are payable in Canadian currency.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting--The Plan uses the accrual basis of accounting.

(b) Payment of Benefits--Benefits are recorded when paid.

(c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the estimated fair value of the participants' notional retirement account balances (i.e., Amounts I and II plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

(d) Foreign Currency Translation--The net assets of the Plan and the accumulated plan benefits are translated into U.S. dollars using the year-end exchange rate. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the translation adjustment included in the Statements of Changes in Net Assets Available for Benefits and the Statements of Changes in Accumulated Plan Benefits. The cumulative translation adjustment at December 31, 2001 and 2000 totaled ($46,839) and ($7,001), respectively.

(e) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

3. PRIORITIES UPON TERMINATION OF THE PLAN

The Company may amend or terminate the Plan at any time. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

4. TAX STATUS

The unfunded nature of the Plan, along with the advance income tax ruling discussed below, generally precludes the occurrence of a taxable event (i.e. to the Plan) from arising.

The Company received an advance income tax ruling for the Plan dated February 19, 1998 (the Ruling), from Canada Customs and Revenue Agency (Revenue Canada), which states, among other things, that:

(a) the Plan does not constitute a "salary deferral arrangement" within the meaning of subsection 248(1) of the Income Tax Act (Canada) (the Act);

(b) benefits paid to a participant or beneficiary under the Plan are included in taxable income to the participant or beneficiary when received, while amounts credited to a participant's notional account will not result in benefits conferred under section 5 or 6 of the Act;

(c) amounts paid under the Plan are deductible by the Company in the year paid, and

(d) the maintenance of notional accounts by the Plan will not be deemed an "investment contract" as defined under paragraph 12 (11) of the Act.

The Plan has been amended since receiving the Ruling. However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of Revenue Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY

Executive Retirement Plan for Employees of
Weldwood of Canada Limited

By: 
Carol Samalin
Assistant Secretary

Dated: March 29, 2002
Purchase, New York

Exhibit 23

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our reports dated March 18, 2002 on the Champion International Corporation Nonqualified Supplemental Savings Plan, the Champion International Corporation Management Incentive Deferral Plan, The Executive Retirement Plan for Employees of Weldwood of Canada Limited and the Weldwood of Canada Limited Employee Phantom Share Plan included in this Form 11-K, into Champion International Corporation's previously filed Registration Statement on Form S-8 (Registration No. 333-34069) and International Paper Company's previously filed Registration Statement on Form S-8 (Registration No. 333-37390).

Memphis, TN,
March 29, 2002.

Exhibit 99

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to International Paper Company that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

INTERNATIONAL PAPER COMPANY

Executive Retirement Plan for Employees of
Weldwood of Canada Limited

By: 
Carol Samalin
Assistant Secretary